Exhibit 99.1

Hanwha Q CELLS Appoints New Chairman and Chief Executive Officer

Seoul, South Korea, September 14, 2018 -- Hanwha Q CELLS Co., Ltd. ("Hanwha Q CELLS" or the "Company") (NASDAQ: HQCL), a global leading photovoltaic manufacturer of high-performance, high-quality solar modules, today announced the appointment of Hee Cheul Kim as Chief Executive Officer (CEO) and Chairman of the Board of Directors, effective starting October 1, 2018. Mr. Seong-woo Nam will step down from the aforementioned positions due to personal reasons, effective upon September 30, 2018.

Mr. Kim possesses a plethora of experience across the global energy industry as well as the fields of chemicals and advanced materials.

From 2015 to 2018, he served as the Chief Executive Officer of Hanwha Total Petrochemical Corp. and Hanwha General Chemical Co., Ltd. Prior to that, Mr. Kim served as the President of the Company (then, Hanwha SolarOne Co., Ltd., headquartered in China) (NASDAQ: HSOL) as well as the Chief Executive Officer of Hanwha Q CELLS GmbH, leading Hanwha Group’s first steps into the photovoltaics industry during one of the dynamic phases of the industry.

Mr. Kim also served as the Chief Strategy Officer of Hanwha Group’s Headquarters in 2011 and held positions as the Chief Executive Officer of Hanwha Azdel, Inc., a subsidiary of Hanwha Advanced Materials Corp. which manufactures high-performance thermoplastic composites, applicable to major fields such as the automotive and industrial industries. From 2006 to 2009, he served as the Vice President of Hanwha Advanced Materials Corp.’s Automotive Business Division as well as the Chief Executive Officer of Hanwha Advanced Materials America, LLC (then, Hanwha Advanced Materials Alabama, LLC). In 2005, Mr. Kim served as the Vice President of Hanwha Chemical Corp. after spending 17 years working up its ranks.

Mr. Kim received both a Master’s and Bachelor’s degree in chemical engineering from Seoul National University in South Korea and a Master’s in business administration from Washington University in Saint Louis’ Olin Business School in the United States. He is also an alumnus of the Fudan School of Management in Shanghai, China and a member of the National Academy of Engineering of Korea. In 2016, he served as an adjunct professor at the College of Engineering in Seoul National University in South Korea.

“I am excited to join Hanwha Q CELLS, at which my goal is to contribute my experience in global leadership, management, strategy, as well as a strong foundation within the energy, materials, and chemicals industries,” said Hee Cheul Kim. “With such experience and background, I will actively engage in driving the Company’s direction on lowering costs, improving product quality, and navigating our way through the dynamic environment which currently and will most likely continue to define the photovoltaic industry.”

About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world’s largest and most recognized photovoltaic manufacturers for its high-performance, high-quality solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ) with its diverse international manufacturing facilities in Malaysia and China. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large-scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the Company provides excellent services and long-term partnerships to its customers in the utility, commercial, governmental and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://www.hanwha-qcells.com.

Safe Harbor Statement

This report contains forward-looking statements that are not statements of historical fact. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements, particularly statements about our guidance for performance in the second quarter and the full year 2018, involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include pending administrative and civil actions in the United States under existing or potential new statutes and regulations governing trade between the United States and other countries, and potential antidumping, countervailing or other duties imposed on goods imported into the United States, as well as the Company’s access to new capacity from an affiliate. Further information regarding these and other risks is included in Hanwha Q CELLS’ filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Hanwha Q CELLS Co., Ltd.

Contact Information:

Sam Chun

Assistant Manager, Investor Relations

+82-2-729-2179